Exhibit 99.1

ASX/Media Release (Code: ASX: IMM; NASDAQ: IMMP)

4 June 2018

IMMUTEP PRESENTATIONS AT ASCO

SYDNEY, AUSTRALIA - Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”) is pleased to confirm that it is involved in three poster presentations at the American Society of Clinical Oncology‘s (ASCO) Annual Meeting, in Chicago, Illinois taking place from 1 - 5 June. All three posters relate to Immutep’s lead product candidate eftilagimod alpha (“efti” or “IMP321”).

Two of the posters (TPS1050 and TPS1109), were presented on June 2, and focused on the Company’s Phase IIb AIPAC (Active Immunotherapy PAClitaxel) double blind placebo trial evaluating the efficacy of efti in patients with metastatic breast cancer.

The first poster discussed the results from the safety run-in phase of the AIPAC trial, which have been previously announced to the market. This poster was presented by Prof. Duhoux, Cliniques Universitaires Saint-Luc, Université Catholique de Louvain. Specifically, it reiterated that the overall response rate (“ORR”) in patients to the combination of paclitaxel and efti was 47%, and that the disease control rate (“DCR”) was 87%. It also noted that two of the responses to the combination therapy occurred relatively late in the treatment (after ~6 months) and that the safety run-in phase reported a very encouraging safety profile.

The second poster, presented by Dr. Dirix of GZA Hospitals Sint-Augustinus, Antwerp, Belgium, outlined the ongoing AIPAC trial, its design and primary end points.

The third poster (TPS3129) outlines the clinical trial design of the ongoing INSIGHT clinical trial, an open-labeled Phase I study to evaluate the feasibility and safety of intra-tumoral, intra-peritoneal, and subcutaneous injections with efti for advanced stage solid tumors. This is an investigator sponsored trial by Immutep’s partner, IKF in Frankfurt, Germany, which will be presented by the investigator on June 5 in Chicago.

The ASCO posters regarding the Company’s AIPAC trial can be accessed via the Immutep website under the Presentations tab at:

http://www.immutep.com/investors-media/presentations.html.

About the AIPAC clinical trial

The ongoing AIPAC (Active Immunotherapy PAClitaxel) Phase IIb clinical trial is a European multi-centre study evaluating eftilagimod alpha (“efti” or “IMP321”) in combination with paclitaxel in metastatic breast cancer (clinicaltrials.gov identifier NCT 02614833). To date, 33 out of a planned 34 clinical sites across Belgium, the Netherlands, Poland, Hungary, United Kingdom, France and Germany are now actively recruiting and treating patients. The AIPAC study is currently expected to be fully recruited with 226 patients by the end of calendar 2018, with first Progression Free Survival data expected in calendar 2019.

About the INSIGHT clinical trial

The on-going INSIGHT Phase I clinical trial is an investigator initiated, explorative, single centre, open-label, study evaluating the feasibility and safety of intra-tumoural, intra-peritoneal, and subcutaneous injections of efti for advanced stage solid tumour entities (clinicaltrials.gov identifier NCT03252938). The Lead Investigator of this clinical trial is Professor Doctor Salah-Eddin Al-Batran, the Medical Director of the IKF.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Immutep’s current lead product is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). Additional LAG-3 products, including antibodies, for immune response modulation in autoimmunity and cancer are being developed by Immutep’s large pharmaceutical partners. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the U.S.

For further information, please visit www.immutep.com or contact:

U.S. Investors:

Jay Campbell, Vice President of Business Development and Investor Relations, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com